CONSENT

AUGUST 12, 2005.

VIA SEDAR

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorite des marches financiers
Nova Scotia Securities Commission
New Brunswick Securities Commission
Prince Edward Island Securities Office
Securities Commission of Newfoundland and Labrador

Dear Sirs/Mesdames:

Re: Novagold Resources Inc. (the "Company")
Final Short Form Prospectus – Consent of Marc Jutras

In connection with the Company's (final) short form prospectus dated AUGUST 12, 2005 (the "Prospectus"), I, Marc Jutras, hereby consent to the use of my name in the Prospectus in connection with April 2003 resource estimation work supervised by me on the Donlin Creek Project (my "Work"), through the incorporation by reference of the Company's Annual Information Form dated March 21, 2005 for the year ended November 30, 2004 (the "AIF").

I confirm that I have read the Prospectus document and the sections of the AIF and other documents incorporated by reference that refer to the Donlin Creek Project, and I have no reason to believe there are any misrepresentations in the information therein that are derived from my Work or that are within my knowledge as a result of my Work.

Yours truly,

Marc Jutras

Marc Jutras